ICAP

1 October 2007

07027173

ICAP plc

2 Broadgate
London EC2M 7UR

Tel: +44 (0) 20 7000 5000
Fax: +44 (0) 20 7000 5975

www.icap.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley
Company Secretarial

Encs:

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Company	ICAP PLC
TIDM	IAP
Headline	Treasury Stock
Released	13:00 13-Aug-07
Number	9778B

ICAP plc ("the Company")

Treasury Shares

The Company announces that on 10 August 2007 it transferred to participants in its 2006 Sharesave Scheme 708 ordinary shares at £3.88. These shares were previously held as treasury shares.

Following the above transactions, the Company holds 1,775,792 ordinary shares in Treasury, and has 647,064,873 ordinary shares in issue (excluding Treasury shares).

13 August 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	16:00 15-Aug-07
Number	1720C

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 15 August 2007

1. Name of *applicant*:

ICAP PLC

2. Name of scheme

1998 SHARESAVE SCHEME

3. Period of return:

From 28 FEBRUARY 2007 To 15 AUGUST 2007

4. Balance under scheme from previous return:

475,010 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of *securities* issued/allotted under scheme during period:

5,495

7 Balance under scheme not yet issued/allotted at end of period

469,515

8. Number and *class* of *securities* originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 2,500,000 WERE DESIGNATED TO THIS SCHEME.
7,500,000 ORDINARY SHARES OF 10P EACH ON 7 FEBRUARY 2003 OF WHICH 5,000,000 WERE DESIGNATED TO THIS SCHEME. 4,000,000

ORDINARY SHARES OF 10P EACH ON 10 MARCH 2006 OF WHICH 2,000,000 SHARES WERE DESIGNATED TO THIS SCHEME

9. Total number of *securities* in issue at the end of the period

648,840,665

Name of contact	TERI-ANNE CAVANAGH ASSISTANT COMPANY SECRETARY
Address of contact	2 BROADGATE, LONDON EC2M 7UR
Telephone number of contact	0207 000 5782

Signed by ....
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ....

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	16:00 15-Aug-07
Number	1724C

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 15 AUGUST 2007

1. Name of *applicant*:

ICAP PLC

2. Name of scheme

2001 UNAPPROVED COMPANY SHARE OPTION PLAN

3. Period of return:

From 28 FEBRUARY 2007 To 15 AUGUST 2007

4. Balance under scheme from previous return:

390,874ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

2,000,000

6. Number of *securities* issued/allotted under scheme during period:

0

7 Balance under scheme not yet issued/allotted at end of period

2,390,874

8. Number and *class* of *securities* originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 2,500,000 WERE DESIGNATED TO THIS SCHEME. 4,000,000 ORDINARY SHARES OF 10P EACH ON 10 MARCH 2006 OF WHICH 1,000,000 WERE DESIGNATED TO THIS SCHEME. 5,000,000 ORDINARY

SHARES OF 10P EACH ON 7 JUNE 2007 OF WHICH 2,000,000 WERE DESIGNATED TO THIS SCHEME.

9. Total number of *securities* in issue at the end of the period

648,840,665

Name of contact TERI-ANNE CAVANAGH
ASSISTANT COMPANY SECRETARY

Address of contact 2 BROADGATE, LONDON EC2M 7UR

Telephone number of contact 0207 000 5782

Signed by ....
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ....

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	16:00 15-Aug-07
Number	1727C

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 15 AUGUST 2007

1. Name of *applicant*:

ICAP PLC

2. Name of scheme

1998 UNAPPROVED SHARE OPTION PLAN

3. Period of return:

From 28 FEBRUARY 2007 To 15 AUGUST 2007

4. Balance under scheme from previous return:

1,350,860 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

3,000,000

6. Number of *securities* issued/allotted under scheme during period:

NONE

7 Balance under scheme not yet issued/allotted at end of period

4,350,860

8. Number and *class* of *securities* originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 5,000,000 WERE DESIGNATED TO THIS SCHEME.
7,500,000 ORDINARY SHARES OF 10P EACH ON 7 FEBRUARY 2003 OF WHICH 2,500,000 WERE DESIGNATED TO THIS SCHEME.

2,500,000 ORDINARY SHARES OF 10P EACH ON 11 AUGUST 2004 OF WHICH ALL WERE DESIGNATED TO THIS SCHEME. 4,000,000 ORDINARY SHARES OF 10P EACH ON 10 MARCH 2006 OF WHICH 1,000,000 SHARES WERE DESIGNATED TO THIS SCHEME. 5,000,000 ORDINARY SHARES OF 10P EACH ON 7 JUNE 2007 OF WHICH 3,000,000 WERE DESIGNATED TO THIS SCHEME.

9. Total number of *securities* in issue at the end of the period

648,840,665

Name of contact TERI-ANNE CAVANAGH
ASSISTANT COMPANY SECRETARY

Address of contact 2 BROADGATE, LONDON EC2M 7UR

Telephone number of contact 0207 000 5782

Signed by ....
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ....

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	ICAP PLC
TIDM	IAP
Headline	Transaction in Own Shares
Released	07:17 17-Aug-07
Number	3088C

ICAP plc (ICAP / the "Company")

Transaction in own shares

ICAP plc announces that on 16 August 2007 it purchased 850,000 of its 10p ordinary shares at a price of 455 pence per ordinary share.

ICAP has access to more than sufficient capital to continue to develop its businesses under its already announced strategy of organic and acquisition driven growth.

In recognition of the recent weakness in its share price and as part of its capital management programme, ICAP may make further market purchases of its ordinary shares in the near term.

Following the above purchase, the Company holds 2,625,792 ordinary shares as Treasury Shares. The total number of ordinary shares in issue (excluding shares held in treasury) is 646,214,873.

This share buyback is in accordance with the authority granted by shareholders at its Annual General Meeting in July 2007.

Contact:

Mike Sheard   Director of Corporate Affairs, ICAP plc   Tel: + 44 20 7050 7103

ICAP plc
17 August 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Total Voting Rights
Released	15:45 03-Sep-07
Number	1993D

ICAP plc ("the Company")

Voting rights and capital

In conformity with the FSA's Disclosure and Transparency Rule 5.6.1, the Company advises the market that as at 3 September 2007 its capital now consists of 648,840,665 ordinary shares with voting rights.

The Company holds 2,625,792 ordinary shares in Treasury. The increase results from the purchase of 850,000 ordinary shares of 10p on 16 August 2007 .

Therefore the total number of voting rights in the Company is 646,214,873.

The above figure of 646,214,873 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, ICAP plc under the FSA's Disclosure and Transparency Rules.

3 September 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Record volumes at ICAP
Released	10:51 05-Sep-07
Number	3304D

RNS Number:3304D
ICAP PLC
05 September 2007

Record broking volumes at ICAP as volatility increases

Average daily volume in August up 51 percent

London, 5th September 2007 - ICAP, the world's premier interdealer broker, experienced record volumes in August in its electronic broking products against a backdrop of volatile global markets.

ICAP's electronic broking platforms EBS and BrokerTec traded a record of approximately $1.3 trillion ($1,275 billion) on Thursday 16 August, an increase of almost $200 billion above the previous record ($1,077 billion). This was followed by $1.2 trillion ($1,218 billion) on Friday 17 August. Average daily volumes on EBS and BrokerTec in the month of August reached $945 billion, an increase of 51 percent on August 2006.

Spot FX on ICAP's electronic broking platform EBS reached a record level of USD $456 billion on 16 August, surpassing the previous record achieved on 27 July of $311 billion by almost 50 percent. This record volume was almost three times as high as the average daily volume in the first half of 2007. This was followed on 17 August by a new second highest trading day of US$ 411 billion. Average daily volumes on EBS were strong throughout August at approximately $240 billion per day.

Electronically traded fixed income products - U.S. Treasuries, European Repo and US Repo - also reached a new record of $819 billion on 16 August, breaking the previous record of $809 billion. Average daily volume in these products in August was $703 billion, an increase of 42 percent on August 2006.

Michael Spencer, Group Chief Executive of ICAP plc said: "The record volumes in FX and fixed income electronic broking highlight ICAP's position as a trusted liquidity source in these volatile markets. Both the EBS and BrokerTec platforms have proven their value to customers with strong liquidity, tight spreads and robust performances in the face of highly volatile trading."

Contacts

Mike Sheard	Director of Corporate Affairs	(+44) 20 7050 7103
Candice Adam	Corporate Communications	(+44) 20 7050 7104

About ICAP

ICAP is the world's premier voice and electronic interdealer broker and the source of global market information and commentary for professionals in the international financial markets. The Group is active in the wholesale markets in interest rates, credit, energy, foreign exchange and equity derivatives. ICAP has an average daily transaction volume in excess of $1.5 trillion, more than

50% of which is electronic. ICAP plc was added to the FTSE 100 Index on 30 June 2006. For more information go to www.icap.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	ICAP PLC
TIDM	IAP
Headline	Transaction in Own Shares
Released	07:05 18-Sep-07
Number	9997D

ICAP plc (ICAP / the "Company")

Transaction in own shares

ICAP plc announces that on 17 September 2007 it purchased 1,000,000 of its 10p ordinary shares at a price of 472.576685 pence per ordinary share.

ICAP has access to more than sufficient capital to continue to develop its businesses under its already announced strategy of organic and acquisition driven growth.

In recognition of the recent weakness in its share price and as part of its capital management programme, ICAP may make further market purchases of its ordinary shares in the near term.

Following the above purchase, the Company holds 3,625,792 ordinary shares as Treasury Shares. The total number of ordinary shares in issue (excluding shares held in treasury) is 645,214,873.

This share buyback is in accordance with the authority granted by shareholders at its Annual General Meeting in July 2007.

Contact:

Mike Sheard   Director of Corporate Affairs, ICAP plc   Tel: + 44 20 7050 7103

ICAP plc
18 September 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Treasury Stock
Released	10:15 20-Sep-07
Number	1728E

ICAP plc ("the Company")

Treasury Shares

The Company announces that on 19 September 2007 it transferred to participants in its 2006 Sharesave Scheme 909 ordinary shares at £3.88. These shares were previously held as treasury shares.

Following the above transactions, the Company holds 3,624,883 ordinary shares in Treasury, and has 645,215,782 ordinary shares in issue (excluding Treasury shares).

20 September 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	16:45 20-Sep-07
Number	2216E

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached**: ICAP PLC

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (....)

3. **Full name of person(s) subject to the notification obligation:**
   NEWTON INVESTMENT MANAGEMENT LIMITED

4. **Full name of shareholder(s)** (if different from 3.) :
   NEWTON INVESTMENT MANAGEMENT LIMITED

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   19/09/2007

6. **Date on which issuer notified:**
   20/09/07

7. **Threshold(s) that is/are crossed or reached:**
   Decrease from 8.06% to 7.94%

8. **Notified details:**
   Sale of 1,297,187
   Purchase of 459,338

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**	
	Number of shares	**Number of voting Rights**
	52,074,708	8.06%

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
ORDINARY ISIN GB0033872168	N/A	N/A	51,236,859	N/A	7.94%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
51,236,859	7.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

NEWTON INVESTMENT MANAGEMENT HOLDS THESE SHARES AS A DISCRETIONARY INVESTMENT MANAGER.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

DEBORAH ABREHART
GROUP COMPANY SECRETARY
ICAP PLC

15. Contact telephone number:

020 7000 5000

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Company	ICAP PLC
TIDM	IAP
Headline	Treasury Stock
Released	12:30 27-Sep-07
Number	6097E

ICAP plc ("the Company")

Treasury Shares

The Company announces that on 26 September 2007 it transferred to participants in its 2006 Sharesave Scheme 1,818 ordinary shares at £3.88. These shares were previously held as treasury shares.

Following the above transactions, the Company holds 3,623,065 ordinary shares in Treasury, and has 645,217,600 ordinary shares in issue (excluding Treasury shares).

27 September 2007

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